CASTLE PLACEMENT, LLC

FINANCIAL STATEMENT

WITH REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69612

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/25_ AND ENDING _12/31/25_

<table>
<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
</table>

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Castle Placement, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 Broadway

<table>
<tr><td colspan="3">(No. and Street)</td></tr>
<tr><td>New York</td><td>NY</td><td>10036</td></tr>
<tr><td>(City)</td><td>(State)</td><td>(Zip Code)</td></tr>
</table>

PERSON TO CONTACT WITH REGARD TO THIS FILING

<table>
<tr><td>Richard Luftig</td><td>212-418-1180</td><td>rluftig@castleplacement.</td></tr>
<tr><td>(Name)</td><td>(Area Code – Telephone Number)</td><td>(Email Address)</td></tr>
</table>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC

<table>
<tr><td colspan="4">(Name – if individual, state last, first, and middle name)</td></tr>
<tr><td>5865 Mistloe Avenue</td><td>Beaumont</td><td>TX</td><td>77707</td></tr>
<tr><td>(Address)</td><td>(City)</td><td>(State)</td><td>(Zip Code)</td></tr>
<tr><td>03/19/2019</td><td></td><td>6543</td><td></td></tr>
<tr><td>(Date of Registration with PCAOB)(if applicable)</td><td></td><td>(PCAOB Registration Number, if applicable)</td><td></td></tr>
</table>

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Richard Luftig</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Castle Placement, LLC</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Richard Luftig*

Title:
<u>Managing Partner</u>

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Statement of Financial Condition	2
Notes to Financial Statements	3



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Castle Placement, LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Castle Placement, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

March 23, 2026

We have served as the auditor for Castle Placement, LLC since 2024.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

CASTLE PLACEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	420,796
Accounts receivable		19,700
Prepaid expenses		89,497
Investment owned, at fair value		25,218
Due from Member		971
	$	556,182

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	74,527
Deferred revenue		106,000
		180,527
Member's equity		375,655
	$	556,182

CASTLE PLACEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and Nature of Business**

Castle Placement, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

The Company was founded in March 2015, under the laws of the state of Delaware. The Company is a placement agent for private debt and equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. The Company's customers are located throughout the United States.

The Company is wholly owned by Castle Placement Group, LLC (the "Member"), a holding company located in the state of New York.

Note 2   **Summary of Significant Accounting Policies**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP") and is required by the SEC and FINRA.

Allowance for credit losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of investment banking and advisory work. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

CASTLE PLACEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of Significant Accounting Policies (continued)**

Segment Reporting
The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Advertising
Advertising and promotion costs are expenses as incurred. The Company incurred $35,000 in advertising and promotion expenses for the year ended December 31, 2025.

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Income Taxes
As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's partnership income tax return. As a result, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the individual owners of the Member.

Under the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Accounting Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosures, and the reported revenues and expenses. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2025 amounted to $106,000.

Success fee revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Note 3   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company's net capital was $240,269 which was $228,234 in excess of its required net capital of $12,035. The Company's aggregate indebtedness to net capital was 0.75 to 1.

CASTLE PLACEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025
(See Report of Independent Registered Public Accounting Firm

Note 4   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 5   **Investment Owned, at Fair Value**

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

•   Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
•   Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
•   Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

As of December 31, 2025, investment owned of $25,218 consist entirely of three level 3 private company shares owned.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025
(See Report of Independent Registered Public Accounting Firm

Note 6   **Subsequent Events**

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through March 23, 2026, which is the date the financial statements were available to be issued.